The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600



May 11, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Sumitomo Trust Opens a Branch in Shanghai

Notice Regarding Appointment of New Chairman, New President and CEO

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By ______________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

Appointment of New Chairman, New President and CEO

Tokyo, May 11, 2005 --- Sumitomo Trust hereby announces that the following changes were resolved at a meeting of the Board of Directors held today. Appointments are scheduled to be effective following the Annual General Meeting of Shareholders, which is scheduled to be held in June, 2005.

Name of Director	New Position	Current Position
Hitoshi Murakami	Advisor	Chairman of the Board (Representative Director)
Atsushi Takahashi	Chairman of the Board (Representative Director)	President and CEO (Representative Director)
Yutaka Morita	President and CEO (Representative Director)	Deputy President Executive Officer (Representative Director)

- End of Press Release -

For enquiries, please contact
Mr. Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

<For Reference>

May 11, 2005

The Sumitomo Trust & Banking Co., Ltd.

Sumitomo Trust Opens a Branch in Shanghai

The Sumitomo Trust & Banking Co., Ltd ("STB") (President: Atsushi Takahashi) will establish and start operating a branch in Shanghai, China, on May 12, 2005.

STB is the first Japanese trust bank to establish a branch in China. By making full use of the experience and know-how which STB has nurtured in Japan as well as overseas, STB will keep on serving efficiently the diversified needs of its customers, especially Japanese corporations.

[Outline of STB Shanghai Branch]

Name	The Sumitomo Trust & Banking Co., Ltd. Shanghai Branch
Location	50 F Jin Mao Tower, 88 Shiji Dadao Pudong New Area, Shanghai, The People's Republic of China (中華人民共和国上海市浦東新区世紀大道 88 号 金茂大厦 50 階)
Contact	Tel: 86-21-5047-6661 Fax: 86-21-5047-8298

(STB's overseas offices)

Branches: London, New York, Singapore, Shanghai

Representative offices: Jakarta, Beijing, Seoul, Bangkok

For enquiries, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654